SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 Amendment No. 3
                                       To
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                RESOURCES ACCRUED MORTGAGE INVESTORS LP SERIES 86
                            (Name of Subject Company)


     SUTTER OPPORTUNITY FUND, LLC; SUTTER CAPITAL MANAGEMENT, LLC; MP INCOME FUND 15, LLC; MacKENZIE PATTERSON SPECIAL FUND, L.P.; MacKENZIE PATTERSON
    SPECIAL FUND 2, L.P.; MacKENZIE PATTERSON SPECIAL FUND 4, LLC; MP FALCON
     FUND, LLC; MP VALUE FUND 4, LLC; PREVIOUSLY OWNED MORTGAGE PARTNERSHIP INCOME FUND 3, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.;
        ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; CAL KAN, INC.;
         MORAGA GOLD, LLC; C.E. PATTERSON; JAMES HILLMAN; STEVEN GOLD;
                 THOMAS A. FRAME and MP ACQUISITION COMPANY, LLC
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                              Copy to:
Glen Fuller                                   Paul J. Derenthal, Esq
MacKenzie Patterson, Inc.                     Derenthal & Dannhauser
1640 School Street                            One Post Street, Suite 575
Moraga, California  94556                     San Francisco, California  94104
(925) 631-9100                                (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)


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The Schedule  14D-1 filed as of November 3, 1999  and  amended  as  of  November
10 and November 17, 1999 by the above-named bidders is hereby further amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.


Item 1.      Security and Subject Company.

             (b) As of November  17, 1999,  an  affiliate  of the  Partnership's
General Partner commenced a tender offer for approximately 45% of the outstanding Units for a purchase price of $22 per Unit. The Purchasers are not willing to match or exceed this price. The Partnership has advised the Purchasers that it will not recognize any transfers which might cause the total transfers in any 12 month period to equal or exceed 50% of the capital interests in the Partnership. The Purchasers' offer includes express conditions which permit them to cancel the Offer in the event, among other events, that the Purchasers " shall have become aware of any fact that, in the reasonable judgment of the Purchasers, does or may have a material adverse effect on the value of the Units;" or "shall have ... learned that (i) more than fifty percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Sections 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units." As a tender offer by an affiliate of the General Partner has been commenced for approximately 45% of the Units at a price in excess of that the Purchasers are willing to pay, the Purchasers have determined to withdraw the Offer. The Purchasers believe that such a tender offer by an affiliate of the General Partner is functionally equivalent to a tender for a majority interest or the increase by two percent in ownership interest of a filer under Section 13(d) (as an owner of 5% or more of the outstanding class of securities). Furthermore, the Purchasers would be unable to purchase more than a maximum number of Units equal to approximately 5% of the outstanding Units and then only to the extent the General Partner affiliate's offer was fully consummated. The Purchasers believe that these circumstances do or may have a material adverse effect on the value of the Units to the Purchasers. Accordingly, the Offer is withdrawn and will no longer be of any force or effect. As of the date hereof, no units have been tendered to the Purchasers and not withdrawn.

Item 11.     Material to be Filed as Exhibits.

             (a)(7)  Press Release  dated November 24, 1999.



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                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       November 24, 1999


SUTTER OPPORTUNITY FUND, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

             By:     /s/ ROBERT DIXON
                     Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC

             By:     /s/ ROBERT DIXON
                     Robert Dixon, Manager

MP INCOME FUND 15, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

MacKENZIE PATTERSON SPECIAL FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

MP FALCON FUND, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

MP VALUE FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

MP ACQUISITION COMPANY, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

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MacKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President


MacKENZIE PATTERSON SPECIAL FUND 2, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

MORAGA GOLD, LLC

By Moraga Partners, Inc., Member

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

By The David B. Gold Trust, Member

             By:     /s/ STEVEN GOLD
                     Steven Gold, Manager

PREVIOUSLY OWNED MORTGAGE PARTNERSHIP INCOME FUND 3, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C.E. PATTERSON
                     C.E. Patterson, President

CAL KAN, INC.

By:  /s/ C.E. PATTERSON
       C.E. Patterson, President


/s/ C.E. PATTERSON
 C.E. Patterson


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/s/ STEVEN GOLD
Steven Gold


/s/ THOMAS A. FRAME
Thomas A. Frame


/s/ JAMES HILLMAN
James Hillman











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                                  EXHIBIT INDEX


Exhibit      Description                                                    Page

(a)(7)       Supplement to Offer dated November 24, 1999.